SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S/A

CNPJ/MF n.º 02.558.124/0001 -12
NIRE 3330026237-7

MINUTES OF THE BOARD OF DIRECTORS' MEETING

DATE, TIME AND PLACE: March 20, 2006 at 6:30 pm, at the Company´s Registered Office, located in the Capital of the State of Rio de Janeiro, at Rua Regente Feijó nº 166/1687-B – Centro – RJ.

CALL AND ATTENDANCE: The members of the Board of Directors were regularly called, and the meeting was attended by the members of the Board of Directors and, under the terms of §3 of article 163 of Act No. 6.404/76, by the members of the Audit Committee, as per the undersigned signatures. The meeting was also attended by Mr. Fernando Alberto S. Magalhães and Mr. André Silva, representatives of Ernst & Young Auditores Independentes S/S.

AGENDA: 1) Discussion and approval of the Management Report, Officers' Accounts and Financial Statements, regarding the year ended on December 31, 2005. In order to comply with article 142, V, of Act 6.404/76, the Directors analyzed and, upon a broad discussion, voted and unanimously approved: (i) the Management Report, (ii) the Financial Statements, based on the Opinion issued by Independent Auditors and the favorable opinion issued by the Audit Committee, and (iii) the proposal for distribution of dividends and the income destination proposal. 2) Approval of the Company’s Capital Budget. the Company’s Capital Budget for the financial year of 2006, as proposed by the Company´s Directors was unanimously approved. 3) Approval of the remuneration of the independent auditors. The members aproved the remuneration proposal of the independent auditors for the audit services to be performed in the fiscal year of 2006, based on the Company’s favorable opinion issued by the Audit Committee. 4)Approval and Call to the Company's Annual General Ordinary and Extraordinary Meetings. Next, the Directors present approved, the proposal to call the Annual General Ordinary and Extraordinary Meetings, to be held on April 24, 2006, or on any date to be defined by the Company's President, based on the following proposal of Agenda and General Instructions: I. In the General Ordinary Meeting: (i) take the accounts from managers, examine, discuss and vote on the Financial Statements and the Management Report, regarding to the year ended on December 31, 2005; (ii) deliberate on the destination of year's income ended on December 31, 2005 and on the proposal of the Capital Budget of the financial year of 2006; (iii) fix the annual global remuneration of the Company's management for the year 2006; and (iv) elect the members of the Audit Committee and fix the respective individual remuneration. II. In the General Extraordinary Meeting: (i) analyse and deliberate the signed of support service agreements between its subsidiary, Empresa Brasileira de Telecomunicações S.A. – Embratel and its subsidiaries, in one side, and related parties, in the other, as the descriptive proposal available for the shareholders in the Company head office. General Instructions: (a) The powers of attorney shall be lodged at the Company's main office by forty-eighty hours prior to the Meeting. (b) The shareholders members of the Fungible Custody of Nominative Shares of Stock Exchanges wishing to participate in this Meeting shall present a statement issued up to two (02) days prior to the occurrence thereof, showing his/her respective shareholding equity. (c) the documents and proposals regarding the items of the agenda will be available for the shareholders in the Company’s head office. CLARIFICATIONS: The representatives of Ernst & Young Auditores Independentes S/S, Mr. Fernando Alberto S. Magalhães and Mr. André Silva, presented Company results in Brazil and its respective conciliation with the US GAAP, and the summary of the significant divergences detected by the audit in relation to the fiscal year ended on December 31, 2005, which report will be filed in the Company’s head office.

There being no other business to discuss, these minutes is executed by the Directors who attended the meeting. SIGNATURES: BOARD OF DIRECTORS: CARLOS HENRIQUE MOREIRA; JOSÉ FORMOSO MARTÍNEZ; MARIA SILVIA BASTOS MARQUES; DILIO SERGIO PENEDO; JOEL KORN; ALBERTO DE ORLEANS E BRAGANÇA; AUDIT COMMITTEE: RUY DELL’AVANZI – PRESIDENT; EDISON GIRALDO; ERASMO SIMÕES TROGO; ANTONIO OSCAR DE CARVALHO PETERSEN FILHO GENERAL SECRETARY.

I certify that the present minutes is a faithful copy of the minutes registered in the Company’s Books

ANTONIO OSCAR DE CARVALHO PETERSEN FILHO
GENERAL SECRETARY

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.